Free Writing Prospectus to Preliminary Pricing Supplement No. 12,115

Registration Statement Nos. 333-275587; 333-275587-01

Dated November 12, 2025; Filed pursuant to Rule 433

Morgan Stanley

2-Year IBIT Contingent Income Auto-Callable Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying shares:	iShares® Bitcoin Trust ETF (“IBIT”)
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	November 21, 2025
Original issue date:	November 26, 2025 (3 business days after the pricing date)
Maturity date:	November 26, 2027
Early redemption:

If, on any of the first seven determination dates, the determination closing price of the underlying shares is greater than or equal to the initial share price, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date, as set forth below. No further payments will be made on the securities once they have been redeemed.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date.
Determination closing price:	The closing price of the underlying shares on any determination date other than the final determination date times the adjustment factor on such determination date.
Contingent quarterly coupon:

●If, on any determination date, the determination closing price or the final share price, as applicable, is greater than or equal to the downside threshold price, we will pay a contingent quarterly coupon at an annual rate of 22.15% (corresponding to approximately $55.375 per quarter per security) on the related contingent payment date.

●If, on any determination date, the determination closing price or the final share price, as applicable, is less than the downside threshold price, no contingent quarterly coupon will be paid with respect to that determination date.

Determination dates:	Quarterly, as set forth below, subject to postponement for non-trading days and certain market disruption events. We also refer to November 22, 2027 as the final determination date.
Contingent payment dates:

With respect to each determination date other than the final determination date, the third business day after the related determination date, as set forth below. The payment of the contingent quarterly coupon, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity[1]:	●If the final share price is greater than or equal to the downside threshold price:	(i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final determination date
	●If the final share price is less than the downside threshold price:	(i) the stated principal amount multiplied by (ii) the share performance factor
Share performance factor:	Final share price divided by the initial share price
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying shares

Downside threshold price:	75% of the initial share price
Initial share price:	The closing price of the underlying shares on the pricing date
Final share price:	The closing price of the underlying shares on the final determination date times the adjustment factor on such date
CUSIP / ISIN:	61779TSD0 / US61779TSD09
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988225065160/ms12115_424b2-37914.htm

Determination Dates	Contingent Payment Dates / Redemption Dates
February 23, 2026	February 26, 2026
May 21, 2026	May 27, 2026
August 21, 2026	August 26, 2026
November 23, 2026	November 27, 2026
February 22, 2027	February 25, 2027
May 21, 2027	May 26, 2027
August 23, 2027	August 26, 2027
November 22, 2027 (final determination date)	November 26, 2027 (maturity date)

Hypothetical Payout at Maturity[1] (if the securities have not previously been redeemed)
Change in Underlying	Payment at Maturity (excluding any coupon payable at maturity)
+40%	$1,000
+30%	$1,000
+20%	$1,000
+10%	$1,000
0%	$1,000
-10%	$1,000
-20%	$1,000
-25%	$1,000
-26%	$740
-30%	$700
-40%	$600
-50%	$500
-60%	$400
-70%	$300
-80%	$200
-90%	$100
-100%	$0
[1]All payments are subject to our credit risk

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Shares

For more information about the underlying shares, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal.

●You will not receive any contingent quarterly coupon for any quarterly period where the determination closing price is less than the downside threshold price.

●The contingent quarterly coupon, if any, is based solely on the determination closing price or the final share price, as applicable.

●Investors will not participate in any appreciation in the price of the underlying shares.

●The automatic early redemption feature may limit the term of your investment to approximately three months. If the securities are redeemed early, you may not be able to reinvest at comparable terms or returns.

●The market price will be influenced by many unpredictable factors.

●The securities may be accelerated at our option if a discontinuance or liquidation event occurs.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The securities will not be listed on any securities exchange and secondary trading may be limited.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is approximately $963.20 per security, or within $35.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●Not equivalent to investing in the underlying shares or its underlying asset.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Shares

●Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.

●The securities are subject to risks associated with bitcoin and digital assets.

●Investments linked to bitcoin are subject to specific risks relating to security threats.

●Investments linked to bitcoin are subject to specific risks relating to fraud and manipulation.

●The Fund has very limited historical performance.

●The performance and market price of the Fund, particularly during periods of market volatility, may not correlate with the performance of its underlying asset or the net asset value per share of the Fund.

●The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the underlying shares.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.